Registration No.  333-79783
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 347

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on July 1, 1999 at 2:00 p.m. pursuant to Rule
     487.
                ________________________________


                             Lehman Brothers
         10 Uncommon Values (tm) Trust 1999 Qualified Portfolio

                                 FT 347

FT 347 consists of a unit investment trust known as Lehman Brothers 10 Uncommon Values` Trust 1999 Qualified Portfolio (the "Trust"). The Trust consists of a diversified portfolio of common stocks ("Securities") issued by ten different companies. The Trust seeks to provide above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          Lehman Brothers Inc.


               The date of this prospectus is July 1, 1999

                         Table of Contents

Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Auditors                           5
Statement of Net Assets                                  6
Schedule of Investments                                  7
The FT Series                                            8
Portfolio                                                9
Risk Factors                                            10
Portfolio Securities Descriptions                       10
Public Offering                                         11
Distribution of Units                                   13
The Sponsor's Profits                                   13
The Secondary Market                                    14
How We Purchase Units                                   14
Expenses and Charges                                    14
Tax Status                                              15
Rights of Unit Holders                                  15
Income and Capital Distributions                        16
Redeeming Your Units                                    16
Reinvesting in a New Trust                              17
Removing Securities from the Trust                      18
Amending or Terminating the Indenture                   18
Information on the Sponsor, Trustee and Evaluator       19
Other Information                                       20

                     Summary of Essential Information

                Lehman Brothers 10 Uncommon Values Trust
                        1999 Qualified Portfolio
                                 FT 347


 At the Opening of Business on the Initial Date of Deposit-July 1, 1999


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units                                                                                  14,996
Fractional Undivided Interest in the Trust per Unit                                                    1/14,996
Public Offering Price:
     Aggregate Offering Price Evaluation of Securities per Unit (1)                                  $   10.000
     Maximum Sales Charge of .75% of the Public Offering Price per Unit
        (.75% of the net amount invested) (2)                                                        $     .075
     Less Deferred Sales Charge per Unit                                                             $    (.075)
     Public Offering Price per Unit (3)                                                              $   10.000
Sponsor's Initial Repurchase Price per Unit (4)                                                      $   10.000
Redemption Price per Unit (based on aggregate underlying value of Securities) (4)                    $   10.000
CUSIP Number                                                                                         30264W 610
Security Code                                                                                             57018

First Settlement Date                           July 7, 1999
Mandatory Termination Date (5)                  June 30, 2000

______________

(1) Each Security, if listed on a securities exchange, is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(2) The maximum sales charge consists entirely of a deferred sales charge. See "Fee Table" and "Public Offering."

(3) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. Additional Units may be created during the day of the Initial Date of Deposit which, along with the Units described above, will be valued as of the Evaluation Time on the Initial Date of Deposit and sold to investors at the Public Offering Price per Unit based on this valuation. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After the Initial Date of Deposit, the Public Offering Price per Unit will include a pro rata share of any accumulated dividends on the Securities.

(4) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(5) See "Amending or Terminating the Indenture."

                               Fee Table

This Fee Table describes the fees and expenses that you may pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately one year and is a unit investment trust rather than a mutual fund, this information allows you to compare fees, assuming that when the Trust terminates, the principal amount and distributions are rolled over into a New Trust, and you pay only the deferred sales charge.


                                                                                                              Amount
                                                                                                              per Unit
                                                                                                              ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                                                        0.00%(a)      $.000
Deferred sales charge                                                                           0.75%(b)      $.075
                                                                                                ________      ________

Maximum sales charge                                                                            0.75%         $.075
                                                                                                ========      ========

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                                                    .050%(c)      $.0050
                                                                                                ========      ========

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)

Portfolio supervision, bookkeeping, administrative and evaluation fees                          .078%         $.0080
Trustee's fee and other operating expenses                                                      .100%          .0102
                                                                                                ________      ________
   Total                                                                                        .178%         $.0182
                                                                                                ========      ========

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:


1 Year            3 Years           5 Years           10 Years
__________        ___________       ___________       ___________
$ 98              $ 307             $ 532             $1,180


The example will not differ if you hold rather than sell your Units at the end of each period. The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.
____________

(a) There is no initial sales charge on Trust Units.

(b) The deferred sales charge is a fixed dollar amount equal to $.00625 per Unit per month which will be deducted each month over the life of the Trust. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change but the deferred sales charge on a percentage basis will be more than .75% of the Public Offering Price. If you purchase Units after the first deferred sales charge payment has been deducted, you will only be assessed the amount of any remaining deferred sales charge payments.

(c) You will bear all or a portion of the costs incurred in organizing the Trust. These estimated organization costs are included in the price you pay for your Units and will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.


                    Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 347


We have audited the accompanying statement of net assets, including the schedule of investments, of FT 347, comprised of the Lehman Brothers 10 Uncommon Values Trust 1999 Qualified Portfolio, as of the opening of business on July 1, 1999. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on July 1, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 347, comprised of the Lehman Brothers 10 Uncommon Values Trust 1999 Qualified Portfolio, at the opening of business on July 1, 1999 in conformity with generally accepted accounting principles.


                                                ERNST & YOUNG LLP


Chicago, Illinois
July 1, 1999

                        Statement of Net Assets

                Lehman Brothers 10 Uncommon Values Trust
                        1999 Qualified Portfolio
                                 FT 347


 At the Opening of Business on the Initial Date of Deposit-July 1, 1999



                                                         NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $149,956
Less liability for reimbursement to Sponsor for organization costs (3)                                        (75)
                                                                                                         ________
Net assets                                                                                               $149,881
                                                                                                         ========
Units outstanding                                                                                          14,996

                                                   ANALYSIS OF NET ASSETS
Cost to investors (4)                                                                                    $149,956
Less maximum sales charge (4)                                                                                  (0)
Less estimated reimbursement to Sponsor for organization costs (3)                                            (75)
                                                                                                         ________
Net assets                                                                                               $149,881
                                                                                                         ========

_____________

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $200,000 will be allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0050 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) No initial sales charge will be assessed on Trust Units. A deferred sales charge aggregating $.75 per Unit, which will be paid to us in twelve equal monthly installments beginning on July 20, 1999 and on the 20th day of each month thereafter (or the preceding business day if the 20th day is not a business day) through June 20, 2000, will be assessed on Trust Units outstanding on each installment payment date. If you redeem Units you will not have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.


                        Schedule of Investments

                Lehman Brothers 10 Uncommon Values Trust
                        1999 Qualified Portfolio
                                 FT 347


 At the Opening of Business on the Initial Date of Deposit-July 1, 1999


                                                                                  Percentage     Market
                                                                                  of Aggregate   Value         Cost of
Number        Ticker Symbol and                                                   Offering       per           Securities to
of Shares     Name of Issuer of Securities (1)                                    Price          Share         the Trust (2)
_________     ________________________________                                    _________      ______        __________
269           T        AT&T Corp.                                                  10%           $ 55.813      $ 15,014
136           AOL      America Online, Inc.                                        10%            110.500        15,028
536           FSR      Firstar Corporation                                         10%             28.000        15,008
266           F        Ford Motor Company                                          10%             56.438        15,013
353           GIC      General Instrument Corporation                              10%             42.500        15,002
252           INTC     Intel Corporation                                           10%             59.500        14,994
231           KLAC     KLA-Tencor Corporation                                      10%             64.875        14,986
209           LLY      Eli Lilly & Company                                         10%             71.625        14,970
166           MSFT     Microsoft Corporation                                       10%             90.188        14,971
158           TYC      Tyco International Ltd. (3)                                 10%             94.750        14,970
                                                                                 ______                        _________
                                  Total Investments                               100%                         $149,956
                                                                                 ======                        =========
__________

(1) All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. We entered into purchase contracts for the Securities on July 1, 1999. The Trust has a Mandatory Termination Date of June 30, 2000.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the last sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our loss (which is the difference between the cost of the Securities to us and the cost of the Securities to the Trust) are $153,214 and $3,258, respectively.

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.


                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created several similar yet separate series of an investment company which we have named the FT Series. We designate each of these investment company series, the FT Series, with a different series number.

YOU MAY GET MORE SPECIFIC DETAILS ON SOME OF THE INFORMATION IN THIS PROSPECTUS IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

What We Call the Trust.

This FT Series consists of a unit investment trust known as Lehman Brothers 10 Uncommon Values Trust 1999 Qualified Portfolio.

Units of the Trust are only available to employee benefit plans established pursuant to Sections 401(a) or 457 of the Internal Revenue Code of 1986, as amended ("Eligible Plans"). Eligible Plans will invest in Units of the Trust in accordance with allocation instructions received from employees pursuant to their respective terms. Accordingly, the interests of an employee in the Units of the Trust is subject to the terms of their respective Eligible Plan and the terms on which Units of the Trust are offered as an investment alternative under such Eligible Plan. As used herein, Unit holder shall refer to an Eligible Plan.

Mandatory Termination Date.

The Trust will terminate on the Mandatory Termination Date, approximately one year from the date of this prospectus. This date is shown in "Summary of Essential Information." The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into between Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

How We Created the Trust.

On the Initial Date of Deposit, we deposited contracts to buy the Securities (fully backed by an irrevocable letter of credit of a financial institution) with the Trustee. In return for depositing the Securities, the Trustee delivered documents to us representing our ownership of the Trust, in the form of units ("Units").

With the deposit of the contracts to buy the Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in the Trust's portfolio, as stated under "Schedule of Investments." After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit) with instructions to buy more Securities, in order to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the original percentage relationship established among the Securities on the Initial Date of Deposit, and not the actual percentage relationship existing on the day we are creating Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust will pay brokerage fees to buy Securities. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may, from time to time, retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. The Trust will not, however, sell Securities to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if the Securities no longer meet the criteria by which they were selected. You will not be able to dispose of any of the Securities in the Trust or vote the Securities. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a purchase contract for any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract. The Trustee must purchase the Replacement Securities within 20 days after it receives notice of a failed contract, and the purchase price may not be more than the amount of funds reserved for the purchase of the failed contract.

                        Portfolio

Objectives

The objective of the Trust is to provide the potential for above-average capital appreciation by investing the Trust's portfolio in the common stock of companies that comprise the "10 Uncommon Values" portfolio for 1999. The "10 Uncommon Values" are an annual compilation of the ten common stocks selected by the Investment Policy Committee of Lehman Brothers Inc. with the assistance of the Research Department of Lehman Brothers Inc. which, in the opinion of Lehman Brothers Inc., have the greatest potential for capital appreciation during the next year. This selection was based upon a determination by Lehman Brothers Inc. that the selected stocks are deemed to have an above-average capital appreciation potential against the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") over the 12 months following the selection of the portfolio.

Each year since 1949, a portfolio of "10 Uncommon Values" in common stocks has been selected by Lehman Brothers Inc.'s Investment Policy Committee, with the assistance of the Research Department of Lehman Brothers Inc. (or a predecessor firm). The Research Department currently follows approximately 1,000 companies. Months before the Investment Policy Committee makes the final determination for the annual "10 Uncommon Values" portfolio, Lehman Brothers Inc.'s equity analysts begin recommending stocks to the Investment Policy Committee that they believe will provide greater appreciation potential than the S&P 500 Index during the 12 months following the portfolio selection. These stocks were selected based on an examination of the fundamentals for each company.

Fundamental Analysis. Each Lehman Equity Research analyst appears before the Investment Policy Committee to present the best ideas from the universe of stocks they follow for the next 12 months. The Investment Policy Committee analyzes each idea in terms of the underlying fundamentals for the company and for the industry. After this intensive screening process has been completed, the list of stocks is reviewed again to determine which companies offer the best potential to outperform the S&P 500 Index.

Sector Analysis. The Investment Policy Committee then examines factors relating to the chosen sector, including where it is in the economic cycle and its implications for each company's prospects.

Technical Analysis. Each selection's trading pattern is reviewed to determine a technical snapshot. Historical and recent price movements are also reviewed. Finally, the Investment Policy Committee selects what it believes to be the 10 best ideas for the year.

Lehman Brothers Inc. is a global investment bank with nearly 150 years of experience in analyzing securities markets. The Firm's Equity Research Department, dedicated to providing insightful analysis of global stock markets and companies, is recognized for the quality and timeliness of its investment recommendations. Over 120 analysts provide in-depth coverage of more than 50 industries worldwide, with teams located in New York, Boston, San Francisco, Washington, D.C., Houston, London, San Paulo, Tokyo and Hong Kong.

Lehman Brothers Inc. is one of the leading global investment banks serving institutional, corporate, government and high net worth individual clients and customers. Lehman Brothers' business includes capital raising for clients through securities underwriting and direct placements; corporate finance and strategic advisory services; merchant banking; securities sales and trading; research; and the trading of foreign exchange, derivative products and certain commodities. The Trust is not sponsored, or created by Lehman Brothers Inc. Lehman Brothers Inc. may receive fees for brokerage services provided to trusts sponsored by us. Lehman Brothers Inc. in its general securities business acts as agent or principal in connection with the purchase and sale of securities, including the Securities in the Trust. Lehman Brothers Inc. acts as a market maker, underwrites certain issues and provides investment banking services to companies, which may include the issuers of certain of the Securities.

Of course, as with any similar investments, there can be no guarantee that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                      Risk Factors


Price Volatility. The Trust invests in common stocks of U.S. and foreign companies. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.


Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.


Technology Industry. The Trust is concentrated in technology stocks. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; and government regulation. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks (particularly stocks of Internet companies) have experienced extreme price and volume fluctuations that are often unrelated to their operating performance.



Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or the industries represented by these issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.


Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." We do not expect that any of the computer system changes necessary to prepare for January 1, 2000 will cause any major operational difficulties for the Trust. However, we are unable to predict what impact the Year 2000 Problem will have on any of the issuers of the Securities.


Foreign Stocks. One of the Securities in the Trust is issued by a foreign company, which makes the Trust subject to more risks than if it invested solely in domestic common stocks. This Security is directly listed on a U.S. securities exchange. Risks of foreign common stocks include losses due to future political and economic developments, foreign currency devaluations, restrictions on foreign investments and exchange of securities, inadequate financial information and lack of liquidity of certain foreign markets.


            Portfolio Securities Descriptions


AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; billing, directory and calling card services; and credit card services.



America Online, Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes.



Firstar Corporation, headquartered in Milwaukee, Wisconsin, is the holding company for Firstar Bank, which conducts a general commercial banking and trust business. The company offers banking, trust, investment, insurance and securities brokerage services.



Ford Motor Company, headquartered in Dearborn, Michigan, makes, assembles and sells cars, vans, trucks and tractors and their related parts and accessories. The company also provides financial services through its subsidiary, Ford Motor Credit Company, and operates a car rental business through its subsidiary, The Hertz Corporation.



General Instrument Corporation, headquartered in Horsham, Pennsylvania, supplies integrated and interactive broadband and satellite access solutions, including systems and equipment for high-performance networks delivering video, voice and Internet/data services.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Microcomputer components are integrated circuits consisting of silicon-based semiconductors etched with complex patterns of transistors.



KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.



Eli Lilly & Company, headquartered in Indianapolis, Indiana, is a global, research-based pharmaceutical corporation. The company creates and delivers pharmaceutical-based heathcare solutions for neurological afflictions, diabetes, cancer, cardiovascular diseases, infectious diseases and women's health problems.



Microsoft Corporation, headquartered in Redmond, Washington, develops, makes, licenses and supports a wide range of software products including operating systems, server applications, business and consumer productivity applications, software development tools and Internet software and technologies. "Windows" is the company's flagship PC operating system.



Tyco International Ltd., headquartered in Hamilton, Bermuda, is a diversified manufacturing and service company with worldwide operations. The company manufactures and installs fire protection systems, provides electronic security services and manufactures flow control valves, medical products, plastics and adhesives, electrical and electronic components, and underwater telecommunications systems.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which consists solely of a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent that proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Sales Charges.


The maximum sales charge is entirely deferred. The deferred sales charge is a fixed dollar amount equal to $.00625 per Unit per month and will be deducted from the Trust's assets on approximately the twentieth day of each month over the life of the Trust. If you purchase Units after the initial deferred sales charge payment, you will only be subject to any remaining deferred sales charge payments. At a Public Offering Price of $10.00 per Unit the maximum sales charge equals .75% of the Public Offering Price. The maximum sales charge will vary from .75% with changes in the Public Offering Price but in no case will it exceed 1.25% of the Public Offering Price (equivalent to 1.25% of the net amount invested, exclusive of the deferred sales charge.)


The Value of the Securities.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, the evaluation will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined:

a) On the basis of current ask prices for comparable securities,

b) By appraising the value of the Securities on the ask side of the market, or

c) By any combination of the above.

The Evaluator will appraise the value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange ("NYSE"): New Year's Day, Martin Luther King, Jr.'s Birthday, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

After the initial offering period is over, the secondary market Public Offering Price will be determined based on the aggregate underlying value of the Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust plus the applicable sales charge. We calculate the aggregate underlying value of the Securities during the secondary market the same way as described above for sales made during the initial offering period, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. During the initial offering period, Units will be sold at the current Public Offering Price. When the initial offering period ends, Units we have reacquired may be offered by this prospectus at the secondary market Public Offering Price (see "The Secondary Market").

Dealer Concessions.


Dealers and others can purchase Units at prices which represent a concession or agency commission of up to $.025 per Unit for primary and secondary market sales.



Dealers and others who sell Units of the Trust in the dollar amounts shown below will be entitled to the following additional sales concessions per Unit:



                                           Additional
Total sales (in millions)                  Concession
_________________________                  __________
$50 but less than $100                     $0.005
$100 but less than $150                    $0.010
$150 or more                               $0.015


We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units. However, the Glass-Steagall Act does allow certain agency transactions. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trust. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charges on Units sold by such persons during such programs. We make these payments out of our own assets, and not out of the Trust's assets. These programs will not change the price you pay for your Units or the amount that the Trust will receive from the Units sold.

Investment Comparisons.

From time to time we may compare the then current estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. The investment characteristics of the Trust, which are described more fully elsewhere in this prospectus, differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future relative performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which Units are purchased and the price at which they are sold (which includes a maximum sales charge for the Trust) or redeemed will be a profit or loss to us. The secondary market Public Offering Price of Units may be more or less than the cost of those Units to us.

                  The Secondary Market

Although we are not obligated to, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive the proceeds from the sale of Units we purchase no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

The Public Offering Price of any Units we acquire will be consistent with the Public Offering Price described in the then effective prospectus. Any profit or loss from the resale or redemption of such Units will belong to us.

                  Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee benefits from the use of these funds.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trust, and will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trust and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include dealers of the Trust.

The fees payable to the Portfolio Supervisor, Evaluator and Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

In addition to the Trust's operating expenses, and the fees set forth above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and the rights and interests of the Unit holders;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of the Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust (no such taxes or charges are now in place or planned as far as we know).

The above expenses and the Trustee's annual fee (when paid or owing to the Trustee) are secured by a lien on the Trust. In addition, if there is not enough cash in the Income or Capital Accounts of the Trust, the Trustee has the power to sell Securities to make cash available to pay these charges. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trust.

                       Tax Status

The Trust is not an association taxable as a corporation for federal income tax purposes. Because the Eligible Plans are exempt from tax under Sections 501(a) or 457 of the Internal Revenue Code of 1986, as amended, while Units are held by Eligible Plans, neither such Eligible Plans nor any participating employee will be taxed on income from the Trust.

Under the existing income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. If you request certificates representing the Units you ordered for purchase they will be delivered three business days after your order or shortly thereafter. You may transfer or redeem Units represented by a certificate by endorsing it and surrendering it to the Trustee, along with a written instrument(s) of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for identification purposes.

You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to you, as the Record Owner:

- A written initial transaction statement containing a description of your Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN"), if any;

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. The Trustee does not require such charge now, nor are they currently contemplating doing so. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates.
You must surrender mutilated certificates to the Trustee for replacement.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide Eligible Plans with the following information:

- A summary of transactions in the Trust for the year;

- Any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. It is your responsibility to notify the Trustee when you become Record Owner of the Units, but normally your broker/dealer provides this notice. The Trustee will credit any dividends received on the Trust's Securities to the Income Account of the Trust. All other receipts, such as return of capital, are credited to the Capital Account of the Trust.

The Trustee will distribute any net income in the Income Account as part of the final liquidation distribution in the case of "Rollover Unit holders" and others. The Trustee will also distribute amounts in the Capital Account as part of the final liquidation distribution in the case of "Rollover Unit holders" and others. The Trustee is not required to pay interest on funds held in the Income or Capital Accounts of the Trust. However, the Trustee may earn interest on these funds, thus benefiting from the use of such funds. For purposes of distributions, the "Record Date" shall be the Mandatory Termination Date and Unit holders on the Record Date shall receive distributions as part of the final liquidation distribution (the "Distribution Date").

We anticipate that the deferred sales charge will be collected from the Capital Account of the Trust and that there will be enough money in the Capital Account to cover these costs. If there is not enough money in the Capital Account to pay the deferred sales charge, the Trustee may sell Securities to meet the shortfall. We will designate an account where distributions will be made to pay the deferred sales charge.

Within a reasonable time after the Trust is terminated you will receive the pro rata share of the money from the disposition of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in the Trust, less any unpaid expenses of the Trust.

The Trustee may establish reserves (the "Reserve Account") within the Trust for any state and local taxes and any governmental charges to be paid out of the Trust.

                  Redeeming Your Units

Each Eligible Plan may redeem all or a portion of its Units at any time by sending the certificates representing the Units to be redeemed to the Trustee at its unit investment trust office. If Units are held in uncertificated form, you need only to deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request you send to the Trustee must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of the Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of the Trust.

The Trustee may sell Securities in the Trust to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts not designated to purchase
Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

The aggregate underlying value of the Securities for purposes of calculating the Redemption Price during the secondary market is determined in the same manner as that used to calculate the secondary market Public Offering Price as discussed in "Public Offering-The Value of the Securities."

               Reinvesting in a New Trust

The Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If your Eligible Plan assets are invested in Units of the Trust on the Mandatory Termination Date set forth under "Summary of Essential Information" (a "Rollover Unit holder"), the Trustee, acting in its capacity as Distribution Agent, will redeem such Units and reinvest the proceeds into the New Trust, provide such New Trust is offered and Units are available. If you no longer wish to have your Eligible Plan assets invested in the Trust you can change your Eligible Plan allocation instructions at any time as permitted by your Eligible Plan. As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Distribution Agent on the Mandatory Termination Date. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of the New Trust or trust with a similar investment strategy that you have selected. Units purchased with rollover proceeds will generally be purchased subject only to the maximum sales charge on such units (currently expected to be approximately .75% of the Public Offering Price per unit).

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in the New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in the New Trust may not be fully invested on the next business day.

If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to this special redemption and liquidation, nor will you be charged any additional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

           Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances. These circumstances include, but are not limited to, situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust.

Except in the limited instance in which the Trust acquires Replacement Securities to replace failed contracts to purchase Securities, as described in "The FT Series," the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distributions to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Securities that we designate, or, without our direction, in its own discretion, in order to meet redemption requests or pay expenses. In designating which Securities should be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Securities in the Trust may be changed. To get the best price for the Trust we may have to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor in making recommendations to the Trustee on the selection of broker/dealers to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Securities on behalf of the Trust.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date. The Trust may be terminated prior to the Mandatory Termination Date:

- Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

In the event of termination, the Trustee will send prior written notice thereof to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If the Trust is terminated due to this last reason, we will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser; however, we will not refund any sales charge if the Trust is terminated prior to the Mandatory Termination Date for any other stated reason. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated prior to the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner, timing and execution of the sale of Securities as part of the termination of the Trust. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower amount than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts of the Trust, within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $25 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1998, the total partners' capital of Nike Securities L.P. was $18,506,548 (audited).

This information refers only to the Sponsor and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable to Unit holders for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC,

-  Terminate the Indenture and liquidate the Trust, or

-  Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information. However, the Evaluator will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trust's statement of net assets, including the schedule of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trust's statement of net assets, including the schedule of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific risk information about the Trust.

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Page 23

                    FIRST TRUST (registered trademark)

              Lehman Brothers 10 Uncommon Values (tm) Trust
                        1999 Qualified Portfolio
                                 FT 347

                                Sponsor:

                            NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                      THE CHASE MANHATTAN BANK

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

                          ____________________

 When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE ILLEGAL.
                           ____________________

 This prospectus contains information relating to the Lehman Brothers 10 Uncommon Values Trust 1999 Qualified Portfolio, but does not contain all of the information about this investment company as filed with the Securities and Exchange Commission in Washington, D.C. under the:


- Securities Act of 1933 (file no. 333-79783) and


- Investment Company Act of 1940 (file no. 811-05903)

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W., Washington, D.C. 20549-6009
               Call: 1-800-SEC-0330
              Visit: http://www.sec.gov


                              July 1, 1999


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 24

                   First Trust (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 347 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated July 1, 1999. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1

Litigation
   Microsoft Corporation                                       1

Concentration
   Technology Companies                                        1

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.


Litigation



Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with Sun Microsystems, Inc., the U.S. Department of Justice, several state Attorneys General and Caldera, Inc. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. As of December 31, 1998, Microsoft's management asserted that resolving these matters will not have a material adverse impact on its financial position or its results of operation.


Concentration


Technology Companies. The Trust is considered to be concentrated in common stocks of technology companies. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.



Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.


Page 1


Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.



Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in a Trust.



Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.


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               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits

                               S-1
                           SIGNATURES

     The Registrant, FT 347, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; and FT 286 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 347, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on July 1, 1999.

                              FT 347

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                  Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Director            )
                     of Nike Securities  )
                     Corporation, the    )   July 1, 1999
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
David J. Allen       Director of         )
                     Nike Securities     )  Robert M. Porcellino
                     Corporation, the    )   Attorney-in-Fact**
                     General Partner of  )
                     Nike Securities L.P.)



       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated July 1, 1999 in Amendment No. 1 to the Registration Statement (Form S-6) (File
No. 333-79783) and related Prospectus of FT 347.



                                               ERNST & YOUNG LLP


Chicago, Illinois
July 1, 1999


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 347 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).


                               S-6